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May 31, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Brian Fetterolf and Erin Jaskot

Re:	Primech Holdings Pte. Ltd. Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted May 2, 2022 CIK No. 0001891944

Dear Mr. Fetterolf and Ms. Jaskot:

On behalf of our client, Primech Holdings Pte. Ltd., a Singapore company (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form F-1 submitted on May 2, 2022 (the “Registration Statement”) contained in the Staff’s letter dated May 18, 2022 (the “Comment Letter”).

The Company has publicly filed an amendment number 2 to registration statement on Form F-1 (the “Amendment”) accompanying this response letter, which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Registration Statement.

Amendment No. 1 to Registration Statement on Form F-1 filed May 2, 2022

Our Business Strategies and Future Plans, page 73

1. We note your response to comment 1, as well as your amended disclosure on page 73 that “[w]e also have started to offer, on a limited basis, an EV charging function to our customers as a package in our services, which will be provided by a sub-contracted third party.” Such disclosure indicates that you do not currently have a function and that a third party will be providing such function. However, your disclosure on page 26 states that you are planning to use a portion of this offering’s proceeds for “the upgrade and integration of our charging function to our fleet . . . ,” indicating that the charging function is currently a party of your business and not provided be a third-party. Please revise to reconcile these two statements.

Response: The Company acknowledges the Staff’s comments and has revised the disclosure on pages 19, 73 and 99 of the Amendment.

General

2. We note your disclosure on page 19 that you have no financial obligations to the Singapore government in connection with the pilot tender to develop, install and operate EV charging infrastructure. While we recognize that the Deed of Confirmation and Acknowledgement dated April 25, 2022 indicates that Charge+ will complete any and all works in connection with the project and will reimburse you for any and all concession and other fees payable, we note that the government of Singapore, including the relevant government agencies, is not a party to this agreement. Please revise to disclose your obligations and responsibilities, both financial and operational, to the government of Singapore under the pilot tender, regardless of Charge+’s agreement to cover such obligations for you. If the government of Singapore has released you from your obligations and agreed that Charge+ is now responsible for such obligations, please clearly state this fact. Please provide us with a copy of your agreement with the Government of Singapore and/or the appropriate agencies who awarded the pilot tender which outlines your obligations under the pilot tender as well as any agreement that releases you from such obligations. Please also tell us what consideration Charge+ received in exchange for its agreement to cover the pilot tender obligations for you, and whether you continue to have rights to any future benefits from the pilot.

Response: The Company acknowledges the Staff’s comments and has revised the disclosure on pages 19 and 73 of the Amendment. The Company further respectfully informs the Staff that the agreements relating to the pilot tender have been filed as Exhibits to the Amendment.

Please do not hesitate to contact Lawrence Venick at (310) 728-5129 or Ted Paraskevas at (917) 974-3190 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc: Mr. Ken Ho